The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Subject to Completion. Dated October 8, 2010.

Pricing Supplement to the Prospectus dated April 6, 2009,

the Prospectus Supplement dated April 6, 2009

and the Prospectus Supplement No. 209 dated October 27, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Autocallable Buffered Index-Linked Notes due
(Linked to the MSCI EAFE Index)

The amount that you will be paid on your notes, if any, will be based on the performance of the MSCI EAFE Index (which we refer to as the index or the underlier), subject to some very significant conditions which are described below.

If, as measured on any call observation date, the closing level of the index is equal to or greater than the initial index level (to be set on the trade date), your notes will be automatically called. The first call observation date is expected to occur on a trading day at least two and up to three months after the trade date and the last four call observation dates are expected to occur monthly after the first call observation date and end on the determination date (to be set on the trade date and expected to be four months after the first scheduled call observation date, subject to adjustment). If your notes are automatically called on any call observation date, three business days after such call observation date, we will pay you for each $1,000 face amount of your notes an amount equal to the sum of (i) $1,000 plus (ii) the product of the call premium amount times $1,000. The call premium amount will be set on the trade date and is expected to be between 1.50% and 1.70% with respect to each call observation date, including the final call observation date (which is also the determination date). As a result of this call feature, the return on your notes is capped and the maximum payment you could receive will depend upon the call premium amount and any coupon payments received during the term of your notes.

If your notes are not automatically called on a call observation date and the level of the index on the relevant coupon observation date (each of which will occur on the call observation dates, subject to adjustment) is greater than or equal to the coupon trigger level (90% of the initial index level), you will receive a coupon payment on your notes at a rate that will be set on the trade date and is expected to be between 1.50% and 1.70% of the face amount of your notes. Therefore, if the closing level of the index is less than the coupon trigger level on a call observation date or if the notes are automatically called, you will not receive a coupon on your notes for the corresponding coupon period.

If your notes are not automatically called, on the stated maturity date (to be set on the trade date and expected to be the third scheduled trading day after the determination date) for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. The calculation of the cash settlement amount does not include any potential coupon payment you may receive on the stated maturity date. We will determine the cash settlement amount by first calculating the percentage change in the index, which we refer to as the index return. The index return will be determined as follows: First, we will subtract the initial index level from the final index level (the closing index level on the determination date, subject to adjustment). Then, we will divide the result by the initial index level and express the resulting fraction as a percentage.

If your notes are not automatically called, the cash settlement amount for each $1,000 face amount of your notes will be an amount in cash equal to:

•	if the index return is not below -10% (the final index level is less than the initial index level but not by more than 10%), $1,000; or

•

if the index return is below -10% (the final index level is less than the initial index level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1111 times (b) the sum of the index return plus 10% times (c) $1,000.

Therefore, a percentage decrease of more than 10% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through January     , 2011. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-46 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	, 2010	Original issue price:	% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Goldman, Sachs & Co.

Pricing Supplement dated                     , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 209” mean the accompanying prospectus supplement no. 209, dated October 27, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 209 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of prospectus supplement no. 209.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the MSCI EAFE Index (Bloomberg symbol, “MXEA”), as maintained by MSCI Inc. (“MSCI”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 209:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	buffer level: yes, as described below

•	buffer rate: yes, as described below

•	buffer amount: yes, as described below

•	knock-out event: not applicable

•	coupon: yes, as described below

•	redemption right or price dependent redemption right: yes, as described below

•	cap level: not applicable

•	contingent minimum return: not applicable

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Cash settlement amount (on any call payment date): if your notes are automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final underlier level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the underlier return and the buffer amount

Initial underlier level (to be set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-79 of the accompanying prospectus supplement no. 209 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Discontinuance or Modification of an Underlier” on page S-82 of the accompanying prospectus supplement no. 209

Buffer level: 90% of the initial underlier level

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Buffer amount: 10%

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Call observation dates (to be set on the trade date): commencing on a trading day at least two and up to three months after the trade date and thereafter expected to be every month after such call observation date ending on the determination date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier- Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Observation Dates” on page S-76 of the accompanying prospectus supplement no. 209

Call payment dates (to be set on the trade date): expected to be the third business day after the corresponding call observation date, each subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Payment Dates” on page S-74 of the accompanying prospectus supplement no. 209

Call premium amount (to be set on the trade date): expected to be between 1.50% and 1.70%

with respect to each call observation date, including the final call observation date, which is also the determination date

Call level: 100% of the initial underlier level

Trade date:

Settlement date (original issue date): expected to be the third scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third business day after the determination date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Stated Maturity Date” on page S-73 of the accompanying prospectus supplement no. 209

Determination date (to be set on the trade date): a specified date that is expected to be four months after the first scheduled call observation date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Determination Date” on page S-74 of the accompanying prospectus supplement no. 209. Because the determination date is also the final call observation date, on the determination date the notes either will be called (and you will receive the cash settlement amount applicable on the final call payment date) or the notes will not be called (and you will receive the cash settlement amount applicable on the stated maturity date)

Coupon rate (to be set on the trade date): for each coupon period in which your notes are not automatically called, a rate equal to:

•	if the closing level of the underlier is greater than or equal to the coupon trigger level on the relevant coupon observation date, a rate that is expected to be between 1.50% and 1.70%; or

•	if the closing level of the underlier is less than the coupon trigger level on the relevant coupon observation date, a rate of 0.00%

The coupon payment on your notes will be based upon an absolute rate, not a per annum rate, and will not accrue on a constant basis. Instead, on each coupon payment date, for each $1,000 face amount of your notes, the coupon payment, if any, will equal the product of (i) the coupon rate times (ii) $1,000. If your notes are automatically called, you will not receive a coupon payment on your notes for the corresponding coupon period.

Coupon observation dates: each call observation date, subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Coupon Observation Dates” on page S-81 of the accompanying prospectus supplement no. 209

Coupon payment dates (to be set on the trade date): each call payment date, subject to an automatic call, and subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Coupon Payments — Coupon Payment Dates” on page S-80 of the accompanying prospectus supplement no. 209

Coupon trigger level: 90% of the initial underlier level

Coupon period: each period from and including each coupon payment date (or the trade date in the of the initial coupon period) to but excluding the next succeeding coupon payment date

Regular record dates: the business day immediately preceding each coupon payment date

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Redemption: as described under “General Terms of the Non-Principal Protected Underlier- Linked Autocallable Notes — Redemption of Your Notes” on page S-61 of the accompanying prospectus supplement no. 209

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Special Calculation Provisions — Closing Level” on page S-85 of the accompanying prospectus supplement no. 209

Business day: as described under “General Terms of the Non-Principal Protected Underlier- Linked Autocallable Notes — Special Calculation Provisions — Business Day” on page S-84 of the accompanying prospectus supplement no. 209

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Special Calculation Provisions — Trading Day” on page S-84 of the accompanying prospectus supplement no. 209

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-90 of the accompanying prospectus supplement no. 209

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-14 of this pricing supplement

ERISA: as described under “Employee Retirement Income Security Act” on page S-98 of the accompanying prospectus supplement no. 209

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-99 of the accompanying prospectus supplement no. 209; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            ;

we expect to deliver the notes against payment therefor in New York, New York on             , 2010, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that hypothetical underlier levels on the determination date and the call observation dates could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the underlier level will be on the determination date and the call observation dates. The underlier level has been highly volatile — meaning that the underlier level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for the future.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable direct investment in the underlier.

The information in the table and examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date or automatically called on one of the call payment dates. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-47 of the accompanying prospectus supplement no. 209 and

“Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Buffer level	90% of the initial underlier level

Call level	100% of the initial underlier level

Call premium amount	1.50% for each call observation date, including the final call observation date (also the determination date)

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date or any call observation date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date or automatically called on a call payment date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes on a call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

In addition, the hypothetical examples shown below do not take into account the contingent coupon payments, including at maturity, if any, on your notes.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, as percentages of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that the notes have not been automatically called on or prior to the determination date (i.e., on each of the call observation dates on or prior to the determination date the closing level of the underlier has not been equal to or greater than the call level). A hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level on the Determination Date (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Called on or Prior to the Determination Date (as Percentage of Face Amount)
135%	N/A
115%	N/A
100%	N/A
95%	100.00%
90%	100.00%
80%	88.89%
70%	77.78%
60%	66.67%
50%	55.56%
40%	44.44%
30%	33.33%
20%	22.22%
0%	0.00%

If, for example, the notes have not been automatically called on or prior to the determination date and the final underlier level were determined to be 20.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 22.22% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 77.78% of your investment. In addition, if the final underlier level were determined to be 90.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would receive 100.00% of the face amount of your notes.

The table above assumes that your notes have not been automatically called on or prior to the determination date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. If, on the other hand, your notes are automatically called, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the call premium amount times $1,000. Therefore, assuming the hypothetical call premium amounts in the box above, you would not benefit from any increase in the closing level of the underlier above 100.00% of the initial underlier level with respect to each call observation date, including the final call observation date (which is also the determination date).

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels of the underlier that may not be achieved on any call observation date (including the determination date) and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity or on any call payment date and the rate of return on the offered notes will depend on whether the notes are called, the actual initial underlier level and the call premium amounts we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” in the accompanying prospectus supplement no. 209. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through January                     , 2011. After January                     , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Your Notes May Not Have an Active Trading Market” on page S-51 of the accompanying prospectus supplement no. 209.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. Assuming your notes are not automatically called earlier, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.

In that case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the underlier below the buffer level. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you paid for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

If the Closing Level of the Underlier Is Less Than the Coupon Trigger Level on Any Coupon Observation Date or the Notes Are Automatically Called, No Coupon Will Be Paid For the Corresponding Coupon Period

In the event the closing level of the underlier on any coupon observation date is less than the coupon trigger level or the notes are automatically called, no coupon will be paid for the corresponding coupon period. In such case, even if you receive coupon payments on some of the coupon payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Assuming You Receive a Coupon Payment on Each Coupon Payment Date, Your Notes May Bear a Low Rate of Periodic Interest

Assuming you receive a coupon payment on each coupon payment date, the coupon rate that your notes bear may be below the prevailing market rate for our debt securities that are not linked to an underlier. As a result, even if the amount payable on your notes on any call payment date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be,

Will be Capped

Regardless of the closing level of the underlier on each of the call observation dates or the determination date, the cash settlement amount you may receive on a call payment date or on the stated maturity date, as the case may be, is capped. Even if the closing level of the underlier on these days exceeds the initial underlier level, causing the notes to be automatically called, the cash settlement amount on a call payment date or on the stated maturity date, as the case may be, will be capped, and you will receive a maximum payment on such date of between $1,015 and $1,017 (to be set on the trade date) per $1,000 face amount of your notes. If your notes are not earlier automatically called, the maximum payment you could receive on the stated maturity date with respect to the $1,000 face amount is $1,000. As a result, you would not receive any return on your investment other than the contingent coupon payments, if any.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

The payment amount you will receive on a call payment date or on the stated maturity date will be based only on the closing level of the underlier on the applicable call observation date or the determination date. Therefore, for example, if the closing level of the underlier dropped precipitously on a call observation date or on the determination date, the payment amount for the notes would be significantly less than it would otherwise have been had the payment amount been linked to the closing level of the underlier prior to such drop. Although the actual closing level of the underlier on the call payment dates, stated maturity date or at other times during the life of the notes may be higher than the closing level of the underlier on the call observation dates or the determination date, you will not benefit from the closing levels of the underlier at any time other than on the call observation dates or on the determination date.

Your Notes Are Subject to Automatic Redemption

We will call and automatically redeem all, but not part, of your notes on a call payment date, if the closing level of the underlier on the corresponding call observation date is greater than or equal to the initial index level. Therefore, the term for your notes may be reduced to as short as between approximately two and three months after the trade date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-26 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIER

The MSCI EAFE Index (the underlier) is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI EAFE Index

Index Stock Weighting by Country

as of October 6, 2010

Country:	Percentage (%)*
Australia	8.61
Austria	0.33
Belgium	0.97
Denmark	1.01
Finland	1.13
France	10.17
Germany	7.92
Greece	0.33
Hong Kong	2.63
Ireland	0.24
Israel	0.80
Italy	2.84
Japan	21.18
Netherlands	2.63
New Zealand	0.10
Norway	0.80
Portugal	0.29
Singapore	1.71
Spain	3.79
Sweden	3.10
Switzerland	7.79
United Kingdom	21.64

*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index

Index Stock Weighting by Sector

as of October 6, 2010

Sector**:	Percentage (%)*
Energy	7.52
Materials	10.61
Industrials	12.23
Consumer Discretionary	10.27
Consumer Staples	10.27
Health Care	8.45
Financials	24.98
Information Technology	4.78
Telecommunication Services	5.76
Utilities	5.12

*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation.

Because the MSCI EAFE Index is not a total return index, any dividend payments on the equity securities constituting the MSCI EAFE Index will not be reflected in the level of the index.

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 209. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — MSCI EAFE Index” on page A-8 of the accompanying prospectus supplement no. 209.

Historical High, Low and Closing Levels

of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. The trends reflected in the historical performance of the underlier may be less likely to be indicative of the performance of the underlier during the period from the trade date to the determination date and of the final underlier level than would otherwise have been the case.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2007, 2008, 2009 and 2010 (through October 7, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2007
Quarter ended March 31	2,182.60	2,030.00	2,147.51
Quarter ended June 30	2,285.36	2,152.13	2,262.24
Quarter ended September 30	2,335.70	2,039.86	2,300.38
Quarter ended December 31	2,388.74	2,179.99	2,253.36
2008
Quarter ended March 31	2,253.36	1,913.53	2,038.62
Quarter ended June 30	2,206.72	1,957.23	1,967.19
Quarter ended September 30	1,934.39	1,553.15	1,553.15
Quarter ended December 31	1,568.20	1,044.23	1,237.42
2009
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010
Quarter ended March 31	1,642.20	1,451.53	1,584.28
Quarter ended June 30	1,636.19	1,305.12	1,348.11
Quarter ended September 30	1,570.36	1,337.85	1,561.01
Quarter ending December 31 (through October 7, 2010)	1,612.09	1,555.90	1,612.09

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and in the accompanying prospectus supplement no. 209.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The tax treatment of your notes is uncertain. In light of our internal determination as to whether a substantial risk exists that a holder of the notes will lose a substantial amount of its investment in the notes, we currently expect to take the position that your notes should be characterized for all tax purposes as a pre-paid income-bearing derivative contract with respect to the index and, except as described below, you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes in such a manner. In the opinion of Sullivan & Cromwell LLP, this is a reasonable method of treating the notes for United States federal income tax purposes, although it is not the only reasonable method. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated. It might also be reasonable to treat the notes as a short-term debt instrument that provides for contingent payments, as described below under “Alternative Treatments”. We will make a final determination as to the manner in which we intend to treat the notes on the pricing date, based on market conditions in effect at such time. It is possible that we will decide to treat the notes in a manner described below under “Alternative Treatments”. The final supplement will set forth the manner in which we intend to treat the notes for tax purposes. If we decide to treat the notes as short-term debt instruments, then you will not be obligated to treat the notes as a pre-paid derivative contract with respect to the index.

It is likely that any coupon payment will be taxed as ordinary income in accordance with your regular method of accounting for United States federal income tax purposes.

Upon the sale, redemption or maturity of your notes, you should recognize short-term capital gain or loss equal to the difference between the amount realized on the sale, redemption or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. If you sell your notes between a call observation date pursuant to which the notes are not called and a coupon payment date, it is possible that the Internal Revenue Service could assert that part of your gain is attributable to accrued but unpaid interest, and that such gain is ordinary income to you. The combination of ordinary income treatment of any coupons on your note and a capital loss upon the sale, redemption or maturity of your note may result in adverse tax consequences to you, because an investor’s ability to deduct capital losses is subject to significant limitations.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as short-term contingent debt.

There is no authority that specifically addresses the tax treatment of short-term notes that provide for contingent payments, and hence, if you notes are treated as such, the relevant law is unclear. If you are a cash-basis taxpayer who does not elect to currently include original issue discount (“OID”) on its short-term debt instruments (and is not required to do so under special rules), we think it would be reasonable for you to not recognize any income prior to the maturity of the notes (even though you may receive cash payments prior to maturity). If you are an accrual-basis taxpayer, a cash-basis taxpayer that has elected to currently accrue OID on its short-term debt instruments or a cash-basis taxpayer that is required to do so, you are required to accrue OID on short-term debt instruments. There are no regulations, published rulings or judicial decisions that address how OID accruals should be calculated for short-term debt instruments that provide for contingent payments, such as your notes. In the absence of authority, however, it would generally be reasonable for a taxpayer that is required to accrue OID on short-term debt instruments to include any contingent interest payments on the notes in income when they become fixed.

If your notes are treated as short-term contingent debt, and if you are an initial purchaser of the notes, upon the redemption or maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the aggregate amount you receive with respect to your notes (including both the amount you receive upon redemption or maturity plus the amount of any interest that you have received with respect to your notes that you have not previously included in income) and the amount you paid for your notes. Upon a sale of your notes, it would be reasonable for you to treat this difference as short-term capital gain or loss, except to the extent of (i) any gain that is attributable to interest that you received with respect to your notes that you have not previously included in income, which might more properly be treated as ordinary income, or (ii) if you sell your note between a call observation date and prior to the redemption of your note on the related early call date, substantially all of any income that you recognize at such time would more properly be treated as ordinary income.

If your notes are treated as short-term contingent debt, you may be required to defer interest deductions that are allocable to your purchase of the notes. For more information, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” and “— United States Alien Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Pricing Supplement

Summary Information	PS-2
Conflicts of Interest	PS-5
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-12
Supplemental Discussion of Federal Income Tax Consequences	PS-14

Prospectus Supplement No. 209 dated October 27, 2009
Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Autocallable Notes	S-24
Additional Risk Factors Specific to the Non-Principal Protected Underlier- Linked Autocallable Notes	S-46
General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes	S-60
Use of Proceeds and Hedging	S-90
Supplemental Discussion of Federal Income Tax Consequences	S-92
Employee Retirement Income Security Act	S-98
Supplemental Plan of Distribution	S-99
The Underliers	A-1
Dow Jones Euro Stoxx 50® Index	A-2
FTSE® 100 Index	A-5
MSCI EAFE Index	A-8
Nikkei 225® Index	A-13
Russell 2000® Index	A-15
S&P 500® Index	A-19

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs

Group, Inc.

Autocallable Buffered Index-Linked

Notes due

(Linked to the MSCI EAFE Index)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.